22003429

SEC Mail Processing

MAR 01 2022

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-18971

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Duncan Williams, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6750 Poplar Ave, Suite 300
(No. and Street)

Memphis	TN	38138
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart Hodges	(404) 626-5943	stuart.hodges@duncanwilliams.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dixon Hughes Goodman LLP
(Name – if individual, state last, first, and middle name)

999 Shady Grove Rd, Suite 400	Memphis	TN	38138
(Address)	(City)	(State)	(Zip Code)

10/08/2003	57
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Duncan F. Williams, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Duncan Williams, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RITA H BEEM STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF SHELBY MY COMM. EXP. DECEMBER 14, 2024

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Duncan-Williams, Inc.

Audited Financial Statements
and Supplementary Information

December 31, 2021

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Duncan-Williams, Inc.

Index

December 31, 2021

DHG

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Duncan-Williams, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Duncan-Williams, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulation of the Securities and Exchange Commissions and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The supplementary information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Duncan-Williams, Inc.'s financial statements. The supplemental information is the responsibility of Duncan-William, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 24, 2022

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2021

Assets

Cash		$ 360,766
Cash segregated under federal regulations		125,000
Receivables from brokers or dealers and clearing organization		68,320,597
Securities owned, at fair value		68,419,767
Advance to affiliates		13,019
Furniture, equipment and leasehold improvements, net and right of use asset		1,226,598
Other Assets:		
Accrued interest on securities owned	$ 217,443	
Deferred income taxes	16,492	
Other receivables and miscellaneous	662,016	895,951
		$ 139,361,698

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Financial Condition (Continued)

December 31, 2021

Liabilities and Stockholders' Equity		
Liabilities:		
Securities sold, not yet purchased, at fair value		$ 47,704,450
Other Liabilities:		
Accounts payable	$ 234,372	
Operating lease obligations	943,037	
Income taxes payable	1,048,720	
Accrued expenses and other	2,512,011	4,738,140
		52,442,590
Stockholders' Equity:		
Common stock:		
Authorized 1,000,000 shares, issued and outstanding 744,725 shares with par value of $10 a share		7,447,250
Additional paid-in capital		52,384,652
Retained earnings		27,087,206
		86,919,108
		$ 139,361,698

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Operations

For the Year Ended December 31, 2021

Revenues	
Commissions earned	$ 39,374
Other commissions	32,646
Income from trading in debt securities	29,083,657
Income from trading in equity securities	147,360
Profits from underwriting	1,114,716
Margin interest	978
Sales of investment company shares	568,808
Fees for account supervision	166,407
Commodities income	458,179
Other revenue related to securities	2,651,547
Other	188,920
	34,452,592
Expenses	
Registered representatives' compensation	21,030,799
Clerical and administrative employees' compensation	1,698,382
Stockholders' compensation	65,066
Clearance paid to brokers	375,439
Communications	2,173,336
Occupancy and equipment rental	817,724
Promotional	571,742
Interest	124,996
Losses in error	271
Data processing costs	408,177
Regulatory fees	383,902
Other	1,566,065
	29,215,899
Earnings from continuing operations before federal and state income tax expense	5,236,693
Federal and state income tax expense	1,046,551
Net income	$ 4,190,142

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2021

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2021	744,725	$ 7,447,250	$ 2,384,652	$ 22,897,064	$ 32,728,966
Additional Paid-In Capital Contributed February 1, 2021	-	-	50,000,000	-	50,000,000
Net income	-	-	-	4,190,142	4,190,142
Balance at December 31, 2021	744,725	$ 7,447,250	$ 52,384,652	$ 27,087,206	$ 86,919,108

See accompanying notes to financial statements.

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash Flows from Operating Activities:		
Net income	$	4,190,142
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		15,029
Deferred income taxes		22,608
Changes in assets and liabilities:		
Receivables from brokers or dealers and clearing organization		(45,362,072)
Securities owned, at fair value		(31,999,194)
Advance to affiliates		(13,019)
Accrued interest, commissions and claims		(131,247)
Right of use asset and operating lease obligations		(114,806)
Other receivables and miscellaneous		79,946
Securities sold, not yet purchased, at fair value		21,116,390
Accounts payable, accrued expenses and other liabilities		(483,713)
Income taxes payable		1,048,720
Net cash used in operating activities		(51,631,216)
Cash Flows from Investing Activities:		
Acquisition of Equipment		(156,506)
Net cash used in investing activities		(156,506)
Cash Flows from Financing Activities:		
Capital contribution		50,000,000
Net cash provided by financing activities		50,000,000
Net change in cash and restricted cash		(1,787,722)
Cash and retricted cash at beginning of year		2,273,488
Cash and restricted cash at end of year	$	485,766
Supplemental disclosures of cash flows information:		
Interest payments	$	124,996
Federal and state income tax payments, net of refunds	$	107,079

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2021

Subordinated borrowings at January 1, 2021	$ -
Additions	-
Decreases	-
Subordinated borrowings at December 31, 2021	$ -

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Notes to Financial Statements

December 31, 2021

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., (the "Company") a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States government, federal government agencies, various state and local governments and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Pershing LLC ("Pershing"), on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission ("SEC") which limits claims only to the owners of such securities.

On February 1, 2021, 100% of the Company's Common Stock was acquired by South State Bank, N.A. ("SSB") and the Company commenced operating as an operating subsidiary of the parent bank. As a part of the acquisition, the Bank contributed $50,000,000 as additional paid in capital into the Company. The Company has elected not to apply push down accounting as allowed under ASC Topic 805, *Business Combinations,* and reflected in the financial statements contained herein. As a result, purchase accounting adjustments are applied at the South State Bank level without "push down" to the Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as other revenue related to securities. The Company does not apply hedge accounting as financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in hedge accounting are generally not applicable with respect to these financial instruments. The fair value of futures contracts is recorded in receivable/payable to broker or dealer and clearing organization.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities, consisting of corporate bonds, state, municipal, United States and agency obligations are recorded at fair value. Unrealized gains and losses have been included in income from trading on a trade date basis.

Furniture, Equipment, Leasehold Improvements, and Right of Use Asset

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Ordinary expenditures for maintenance and repair costs are expensed as incurred while major additions and improvements are capitalized.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment, Leasehold Improvements, and Right of Use Asset (continued)

Right of use asset

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in right-of-use ("ROU") asset and operating lease obligations in the financial statements. ROU assets represent the Company's right to use leased assets over the term of the lease. Operating lease obligations represent the Company's contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any unamortized lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize a ROU asset and obligation for leases with an initial term of twelve months or less. The expense associated with short term leases and long term leases is included in occupancy and equipment rental in the statement of operations.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. There were no indicators of impairment at December 31, 2021.

Income Taxes

The Company filed as a Sub Chapter-S for February 1, 2021. From February 2, 2021, the Company files a consoliated federal tax return with it's parent company. Taxes are allocated to the Company based on it's proportionate share of taxable income.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax positions as of December 31, 2021. Interest and penalties related to income tax assessments, if any, are reflected in income taxes in the accompanying statement of operations.

Profits or Losses from Underwriting

Profits or losses from underwriting includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on trade date and underwriting fees at the time the underwriting is completed and the income or loss is reasonably determinable.

Advertising

The costs of general advertising, promotion and marketing programs are expensed as incurred and were $237,991 for the year ended December 31, 2021.

Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through February 24, 2022, which was the date the financial statements were issued.

3. Fair Value Measurements

Prices for certain U.S. government and agency obligations are readily available in the active markets in which those securities are traded, and the resulting fair values are categorized as Level 1.

Level 2 investment securities include certain U.S. government and agency obligations, corporate debt obligations, state and municipal obligations and certain types of certificates of deposits for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

Level 3 investment securities include certain municipal securities that are in technical default. They are valued based on anticipated refinanced proceeds available under current cash flows of the underlying assets reduced for any contingent payments anticipated to refinance.

3. Fair Value Measurements (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2021.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. government and agency obligations	$ -	$ 55,982,849	$ -	$ 55,982,849
State and municipal obligations	-	11,529,149	176,669	11,705,818
Corporate bonds	-	241,100	-	241,100
Other securities	-	490,000	-	490,000
Total	$ -	$ 68,243,098	$ 176,669	$ 68,419,767
Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency obligations	$ 47,704,450	$ -	$ -	$ 47,704,450
Total	$ 47,704,450	$ -	$ -	$ 47,704,450

There were no changes during the year ended December 31, 2021, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.
The following is a reconciliation of beginning and ending balances for Level 3 assets and liabilities:

Fair value at January 1, 2021	$ 176,940
Less payments received	-
Change in unrealized gains	(271)
Fair value at December 31, 2021	$ 176,669

The determination of fair value incorporates various factors including not only the credit standing of the counterparties involved, but also the Company's nonperformance risk or its liabilities.

4. Cash and Securities Segregated under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, cash of $125,000 has been segregated in special accounts. There was no amount required to be on deposit at December 31, 2021.

The Company maintains its cash in bank deposit accounts which at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2021 the Company had no bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

5. Receivables from and Payables to Brokers or Dealers and Clearing Organiztion

The amount receivable from and payable to brokers or dealers and clearing organizations at December 31, 2021, consists of the following:

Receivables:		
Unsecured deposits and other with brokers or dealers	$	245,926
Unsecured deposits with clearing organizations		68,074,671
	$	68,320,597

Approximately 99% of receivables from and payables to brokers or dealers and clearing organizations is due from one clearing broker.

6. Furniture, Equipment, Leasehold Improvements, and Right of Use Asset

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2021:

Computer hardware	$	548,280
Furniture and fixtures		893,364
Leasehold improvements		240,039
Office equipment		585,578
		2,267,261
Less: accumulated depreciation		(1,917,740)
Total property, equipment and leasehold improvements, net		349,521
Right of use asset (see Note 12)		877,077
Total	$	1,226,598

Depreciation expense totaled $15,029 for the year ended December 31, 2021.

7. Letter of Credit

The Company established a $5,000,000 letter of credit with a bank in December 2016. The letter of credit expired June 30, 2021.

8. Derivative Financial Instruments and Hedging Activities

The Company participates in interest rate swaps fee revenue through various primary broker dealers collected during the issuance of federal agency securities. Included in other revenue related to securities is $2,156,450 in income from fees earned on these participations for the year ended December 31, 2021.

9. Common Stock

On February 1, 2021 the Company's Class A stock was acquired by SouthState Bank, N.A.

10. Income Taxes

The provision for income taxes consists of the following:

Current:				
Federal	$	1,024,943		
State		(1,000)		
			$	1,023,943
Deferred				
Federal	$	20,958		
State		1,650		
				22,608
Net tax expense			$	1,046,551

Income tax expense differs from the expense computed at the federal statutory rate primarily due to non-deductible meals and entertainment, and tax exempt income and expense related to municipal securities.

The components of the deferred tax asset of $16,492 consists of deferred rent and depreciation.

11. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees upon hire date. The Company retired its legacy plan February 1, 2021, and changed to plan offered by South State Bank, N.A. The Company now matches employee contributions to the plan up to a maximum of 4% for each employee. The retirement expense for the year ended December 31, 2021, was $507,830.

12. Leases

The Company leases office space and office equipment under various operating leases through December 2023, with renewal options thereafter. The total cash paid for amounts included in the measurement of lease liabilities, and included in operating cash flows, for operating leases was $528,952 for the year ended December 31, 2021. Lease expense is calculated using the straight-line basis. Components of lease expense for the year ended December 31, 2021, were as follows:

Operating lease cost	$	521,874
Short-term lease cost		21,418
Variable lease cost		41,276
Total lease cost	$	584,568

Lease liability maturities consisted of the following at December 31, 2021:

2022	$	482,574
2023		471,638
Total		954,212
Less interest		(11,175)
Total	$	943,037

As of December 31, 2021, the Company had no operating leases that have not yet commenced.

13. Commitments and Contingencies

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse effect on the Company's financial statements.

Other Matters

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2021, and were subsequently settled had no material effect on the financial statements as of that date. Open underwriting positions at December 31, 2021 were $1,185,000. The Company has open transactions that settle on future dates through its Pershing clearing agreement on a fully disclosed basis. At December 31, 2021, buys with a contractual value of $1,079,082,971 and sells of $1,057,899,621 were open.

14. Related Party Transactions

The Company has a shared services agreement with SSB. Transactions with SSB were as followed: SSB paid the Company $209,573 for trader and management compensation and $4,341 for meals; the Company paid SSB $11,549 for revenue splits, $13,101,000 for Company payroll administered through SSB, $162,500 for taxes, and $144,624 for equipment. In addition, the Company recognized approximately $525,000 of income from trading in debt securities from transactions with SSB.

15. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparty's ability to satisfy their obligations to the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2021, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2021.

16. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $82,835,704, which was $82,581,479 in excess of its required net capital of $254,225. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30-day period or reduce excess net capital below 25% of deductions from net worth. The Company's net capital ratio was .046 to 1 at December 31, 2021.

17. Annual Report of Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.

Page left intentionally blank

Duncan-Williams, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1

December 31, 2021

Net capital:				
Total stockholders' equity			$	86,919,108
Less deductions and charges to capital:				
Non-allowable assets	$	(1,097,717)		
Other deductions and/or charges		(578,325)		
Haircuts on securities		(2,407,362)		(4,083,404)
Net capital			$	82,835,704
Aggregate indebtedness:				
Items included in statement of financial condition:				
Aggregate indebtedness as defined			$	3,813,372
Total aggregate indebtedness			$	3,813,372
Minimum required net capital				254,225
Capital in excess of minimum requirement			$	82,581,479
Ratio of aggregate indebtedness to net capital				.046 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 at December 31, 2021.

Duncan-Williams, Inc.
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2021

Credit balances:	
Free credit balances and other credit balances in customers' security accounts and monies borrowed collateralized by securities carried for the accounts of customers	
Total credit balances	$ -
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	
Total debit balances	$ -
Reserve computation:	
Excess total credits over total debits	$ -
Required deposit at 105% of excess	$ -
Deposits held in reserve:	
Cash segregated for the benefit of customers as of December 31, 2021	$ 125,000

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 at December 31, 2021.

Duncan-Williams, Inc.
Schedule III
Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2021

1.	Customers' fully paid securities and excess margin securities not in the Respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date but for which the required action was not taken by Respondent within the time frames specified under Rule 15c3-3.)	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-

Duncan-Williams, Inc.
Schedule IV
Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5

December 31, 2021

1. Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2021	$	3,813,372
Reconciling items		-
Aggregate indebtedness as computed on Schedule I	$	3,813,372
2. Net capital as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2021	$	82,835,704
Reconciling items		-
Net capital as computed on Schedule I	$	82,835,704

DHG

Report Of Independent Registered Public Accounting Firm On Duncan-Williams, Inc.'s Compliance Report

Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

We have examined Duncan-Williams, Inc.'s statements, included in the accompanying Duncan-Williams, Inc. Compliance Report, that (1) Duncan-Williams, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2021; (2) Duncan-Williams, Inc.'s internal control over compliance was effective as of December 31, 2021; (3) Duncan-Williams, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021; and (4) the information used to state that Duncan-Williams, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Duncan-Williams, Inc. books and records. Duncan-Williams, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Duncan-Williams, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Duncan-Williams, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Duncan-Williams, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Duncan-Williams, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2021; Duncan-Williams, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021 was derived from Duncan-Williams, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Duncan-Williams, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Duncan-Williams, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Duncan-Williams, Inc.'s statements referred to above are fairly stated, in all material respects.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 24, 2022

Duncan-Williams, Inc.'s Compliance Report

Duncan-Williams, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). As required by 17 C.F.R. 240.17a-d(d)(1) and (3), the Company states to the best of its knowledge and belief as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph d(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the fiscal year ended December 31, 2021 and from January 1, 2021 to December 31, 2021.
3. The Company's Internal Control Over Compliance was effective as of the end of the fiscal year ended December 31, 2021.
4. The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the fiscal year ended December 31, 2021; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) was derived from the books and records of the Company.

Duncan-Williams, Inc.
Duncan F. Williams, President
February 24, 2022

DHG

Report of Independent Registered Public Accounting Firm

Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Duncan-Williams, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

DHG

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 24, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18971 FINRA DEC
Duncan Williams Inc
6750 Poplar Ave
STE 300
Memphis, TN 38138-7433

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stuart Hodges 404/626-5943
stuart.hodges@duncanwilliams.com

2. A.	General Assessment (item 2e from page 2)	$ 49,339
B.	Less payment made with SIPC-6 filed (exclude interest) 07/14/2021 Date Paid	(26,949)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 22,390

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 22,390

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Duncan Williams, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7th day of January, 20 22.

Senior Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 34,452,592
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	601,455
(2) Revenues from commodity transactions.	458,179
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	375,439
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 124,996	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	124,996
Total deductions	1,560,069
2d. SIPC Net Operating Revenues	$ 32,892,523
2e. General Assessment @ .0015	$ 49,339
	(to page 1, line 2.A.)